FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2014
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA Fluor to build a US$743 million gas pipeline in Mexico

 Mexico City, April 30, 2014 –ICA Fluor, the industrial construction joint venture of Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) and Fluor Corporation (NYSE: FLR), signed a contract with TAG Pipelines Sur S. de R.L. de C.V., a joint venture between Mexico Power and Gas Ventures B.V a wholly owned subsidiary of GDF Suez, P.M.I. Holdings B.V and TAG Pipelines S. de R.L. de C.V., an affiliate of Mexgas Supply and Mexgas Enterprises (affiliates of Pemex Gas), for the construction of the 1.42 billion cubic feet per day capacity Ramones II Sur Gas Pipeline through the states of San Luis Potosí, Querétaro and Guanajuato in Mexico.

ICA Fluor will be responsible for the engineering, procurement, construction, testing, commissioning and start-up services of a 291.7-kilometer-long, 42-inch diameter pipeline with one compression station (for a total capacity of 1,420 MMCFD, 27,400 HP), located in the southern portion of the Los Ramones Phase II gas transportation system. The system will be completed in the second quarter of 2016.

This project is a segment of the integrated Los Ramones transportation system, part of a strategy to supply central Mexico with natural gas imported from the United States. It is the third phase of a transportation system that runs from the U.S.-Mexico border to Apaseo el Alto, Guanajuato. As a result of the increasing needs for natural gas availability and distribution in different regions in Mexico, the project is expected to have a large impact on the country’s industry and economy.

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

ICA Fluor is the leading industrial engineering-construction company in Mexico, dedicated to the engineering, procurement, construction and maintenance of industrial facilities in the oil and gas, chemical, petrochemical, automotive, power, mining, and telecommunication industries.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ica.com.mx/ir

Fluor Corporation (NYSE: FLR) is a global engineering and construction firm that designs and builds some of the world's most complex projects. The company creates and delivers innovative solutions for its clients in engineering, procurement, fabrication, construction, maintenance and project management on a global basis. For more than a century, Fluor has served clients in the energy, chemicals, government, industrial, infrastructure, mining and power market sectors. Headquartered in Irving, Texas, Fluor ranks 110 on the FORTUNE 500 list. With more than 40,000 employees worldwide, the company's revenue for 2013 was $27.4 billion. Visit Fluor at www.fluor.com and follow on Twitter @FluorCorp.

For more information contact:
Ana Paulina Rubio ana.rubio@ica.mx Elena Garcia elena.garcia@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3608	Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson, Zemi Communications (1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2014

Empresas ICA, S.A.B. de C.V.

/s/ Gabriel de la Concha Guerrero

Name: Gabriel de la Concha Guerrero
Title: Chief Investment Officer